UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

WESTON HILL EQUITY HOLDINGS, LP

c/o LCA Capital
654 Madison Avenue, Suite 1001
New York, NY, 10060
(212) 333-3377 Ext. 111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400506101
1. Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only)
Weston Hill Equity Holdings, LP
98-0676537
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization
Ontario, Canada
Number of	7. Sole Voting Power
Shares	0
Beneficially	8. Shared Voting Power
Owned by	42,059,453
Each	9. Sole Dispositive Power
Reporting	0
Person With	10. Shared Dispositive Power
42,059,453
11. Aggregate Amount Beneficially Owned by Each Reporting Person
42,059,453
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)
8.8% (based upon 476,850,000 Series B shares issued and outstanding as of December 31, 2017, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)
14. Type of Reporting Person (See Instructions)
PN

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CUSIP No. 400506101
1. Name of Reporting Person.
Carlos Laviada Ocejo
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization
Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
0
8. Shared Voting Power
57,276,966 (1)
9. Sole Dispositive Power
0
10. Shared Dispositive Power
57,276,966 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person
57,276,966 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)
12.0% (based upon 476,850,000 Series B shares issued and outstanding as of April 13, 2018, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018) (1)
14. Type of Reporting Person (See Instructions)
IN

(1)	Excludes 84,150,000 Series BB shares of the Issuer beneficially owned directly by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). See Item 3, Item 4 and Item 5 of this Schedule 13D/A.

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CUSIP No. 400506101
1. Name of Reporting Person.
Laura Diez Barroso Azcárraga
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization
Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
0
8. Shared Voting Power
57,276,966 (1)
9. Sole Dispositive Power
0
10. Shared Dispositive Power
57,276,966 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person
57,276,966 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)
12.0% (based upon 476,850,000 Series B shares issued and outstanding as of April 13, 2018, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018) (1)
14. Type of Reporting Person (See Instructions)
IN

(1)	Excludes 84,150,000 Series BB shares of the Issuer beneficially owned directly by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). See Item 3, Item 4 and Item 5 of this Schedule 13D/A.

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 ITEM 1. SECURITY AND ISSUER

This Amendment No. 4 is being filed by Weston Hill Equity Holdings, LP (“Weston”), Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (together the “Reporting Persons”) with respect to the Series B shares, without par value, including the shares evidenced by American Depositary Shares (“ADSs”) beneficially owned by the Reporting Persons, (the “Series B shares”), of Pacific Airport Group (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 28, 2010, as further amended on October 3, 2013, January 16, 2014 and December 11, 2014, respectively (together with this Amendment No. 4, the “Schedule 13D/A”). Except as specifically amended by this Amendment No. 4, the initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

In transactions between November 13, 2015 and November 27, 2018 (the “Subsequent Transactions”), the Reporting Persons made various open market purchases, acquiring in the aggregate 4,808,641 Series B shares using cash on hand. The date of the event requiring this Schedule 13D/A is November 12, 2018, when the Reporting Persons’ had acquired an aggregate of 4,769,141 Class B shares, or more than 1.0% of the total number of Series B shares of the Issuer issued and outstanding (based on 476,850,000 Series B shares issued and outstanding as of December 31, 2017, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018).

All transactions of the Reporting Person in the Series B shares between November 13, 2015 and November 27, 2018, including the consideration paid, are set forth below.

Name of Reporting Person Directly Purchasing Series B Shares	Date of Transaction	Number of Series B Shares Purchased	Number of ADSs Purchased	Daily Weighted Average Price Per Share (U.S.$)*
Weston Hill Equity Holdings, LP	11/13/2015	500,000	—	9.15
Weston Hill Equity Holdings, LP	3/9/2016	491,000	—	7.95
Laura Diez Barroso Azcárraga	11/11/2016	260,000	—	7.92
Laura Diez Barroso Azcárraga	11/14/2016	50,000	—	8.26
Laura Diez Barroso Azcárraga	11/15/2016	39,000	—	8.97
Laura Diez Barroso Azcárraga	11/16/2016	150,763	—	9.13
Laura Diez Barroso Azcárraga	11/17/2017	116,000	—	9.16
Weston Hill Equity Holdings, LP	05/10/2018	55,556	—	9.40
Weston Hill Equity Holdings, LP	05/16/2018	500,000	—	9.03
Weston Hill Equity Holdings, LP	05/24/2018	52,675	—	8.55
Weston Hill Equity Holdings, LP	05/25/2018	83,367	—	8.49
Weston Hill Equity Holdings, LP	10/29/2018	598,506	—	8.67
Weston Hill Equity Holdings, LP	10/30/2018	442,212	—	8.16
Weston Hill Equity Holdings, LP	10/31/2018	159,282	—	8.21
Weston Hill Equity Holdings, LP	11/01/2018	195,564	—	8.50
Weston Hill Equity Holdings, LP	11/05/2018	200	—	8.80
Weston Hill Equity Holdings, LP	11/06/2018	200,000	—	8.73
Weston Hill Equity Holdings, LP	11/07/2018	170,622	—	8.47
Carlos Laviada Ocejo	11/07/2018	20,000	—	8.51
Weston Hill Equity Holdings, LP	11/08/2018	242,044	—	7.99
Laura Diez Barroso Azcárraga	11/09/2018	400,000	—	7.69
Carlos Laviada Ocejo	11/09/2018	12,350	—	7.36
Carlos Laviada Ocejo	11/12/2018	30,000	—	7.39
Carlos Laviada Ocejo	11/13/2018	13,000	—	7.27
Carlos Laviada Ocejo	11/27/2018	26,500	—	6.79

* Purchases of Series B shares were made on the Mexican Stock Exchange. Price converted into U.S. dollars using the exchange rate at close, as reported by Bloomberg L.P., excluding broker commissions.

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Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

To the extent applicable, the information in Item 3 is incorporated by reference herein.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by adding the following:

(a) As of the date hereof, none of the Reporting Persons beneficially own any Series B shares other than the Series B shares covered in this Schedule 13D/A. This Schedule 13D/A excludes 84,150,000 Series BB shares of the Issuer beneficially owned directly by AMP.

As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based upon 476,850,000 Series B shares issued and outstanding as of April 13, 2018, as reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018).

Weston Hill Equity Holdings, LP(1)	Series B
(a) Amount beneficially owned:	42,059,453
(b) Percent of class:	8.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	42,059,453
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	42,059,453

Carlos Laviada Ocejo(1)(2)	Series B
(a) Amount beneficially owned:	57,276,966
(b) Percent of class:	12.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	57,276,966
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	57,276,966

Laura Diez Barroso Azcárraga(1)(2)	Series B
(a) Amount beneficially owned:	57,276,966
(b) Percent of class:	12.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	57,276,966
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	57,276,966

(1) Mr. Laviada Ocejo directly beneficially owns 251,850 Series B shares. Because Mr. Laviada Ocejo is a general partner of Weston, he may be deemed an indirect beneficial owner of the 42,059,453 Series B shares directly owned by Weston. Because Mr. Laviada Ocejo holds a 50%-ownership interest in CMA through his ownership interest in PAP, he may be deemed to share indirect beneficial ownership of shares of the Issuer indirectly owned by CMA by virtue of its 66% ownership of AMP. See footnote 2 below and Item 4 of this Schedule 13D/A for further discussion.

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Mrs. Diez Barroso directly beneficially owns 1,445,763 Series B shares. Mrs. Diez Barroso may be deemed an indirect beneficial owner of 42,059,453 Series B shares directly owned by Weston by virtue of her participation in Weston. Because Mrs. Diez Barroso holds a 50%-ownership interest in CMA through her ownership interest in PAP, she may be deemed to share an indirect beneficial ownership of shares of the Issuer indirectly owned by CMA by virtue of its 66% ownership of AMP. See footnote 2 below and Item 4 of this Schedule 13D/A for further discussion.

Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife. Therefore, Mrs. Diez Barroso may be deemed to be an indirect beneficial owner of 251,850 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed an indirect beneficial owner of 1,445,763 Series B shares directly beneficially owned by Mrs. Diez Barroso.

(2) As described in Item 4 of this Schedule 13D/A, following CMA’s purchase of DCA’s interest in AMP and upon becoming a 66% owner of AMP, CMA may be deemed to share indirect beneficial ownership of over 13,519,900 Series B shares directly beneficially owned by AMP.

Each Reporting Person disclaims beneficial ownership in the Series B shares reported on this Schedule 13D/A except to the extent of the Reporting Person’s respective pecuniary interest therein.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Series B shares by the Reporting Persons.

(c) Except as set forth in the table in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Series B shares to which this Schedule 13D/A relates.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2018

WESTON HILL EQUITY HOLDINGS, LP
By: Carlos Laviada Ocejo

/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo
Title: General Partner

CARLOS LAVIADA OCEJO

/s/ Carlos Laviada Ocejo

LAURA DIEZ BARROSO AZCÁRRAGA

/s/ Laura Diez Barroso Azcárraga

[Signature Page to Schedule 13D Amendment No. 4]